MERUS LABS INTERNATIONAL INC.

ANNOUNCES BOARD CHANGES

Toronto, July 9, 2013 - Merus Labs International Inc. ("**Merus**" or the "**Company**") [TSX: MSL, NASDAQ: MSLI] is pleased to announce that it has appointed Mr. Michael Cloutier to the Company's Board of Directors, effective immediately.

Mr. Cloutier will serve as an independent non-executive Director and is a seasoned pharmaceutical executive with international experience. His past roles have included President and CEO of Astra Zeneca Canada, President of Pharmacia Canada, and CEO of Critical Outcomes Technology Inc., an early stage biotechnology company. Most recently, Mr. Cloutier was the CEO of the Canadian Diabetes Association and is currently the President and General Manager of InterMune Inc., a biotechnology company focused on the research, development and commercialization of innovative therapies in pulmonology and orphan fibrotic diseases. From his numerous leadership roles, Mr. Cloutier brings extensive managerial, operational, and commercial expertise to the Merus Board.

The Board change was facilitated following a request by Mr. Rus to resign from the Board due to health reasons. The Board of Directors takes this opportunity to thank Mr. Rus for his valued contributions as the Chairman of the Board and the pivotal role he played in the development of the Company. The Directors wish Mr. Rus well in his future endeavours. Mr. David Guebert, a current Director of the Company, will assume the Chairmanship of the Merus Board effective immediately.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. The Company utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus' actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus' products, changes in competition, the ability of Merus to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus' plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or